

July 10, 2012

Via Secure E-mail
Gloria Nelund
Chairman and Chief Executive Officer
TriLinc Global Impact Fund, LLC
1230 Rosecrans Ave., Suite 605
Manhattan Beach, CA 90266

> **Re:** **TriLinc Global Impact Fund, LLC**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted June 13, 2012**
> **CIK No. 0001550453**

Dear Ms. Nelund:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise your prospectus to specifically state your election under Section 107(b) of the JOBS Act:

   - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act of 1933 to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Prior to the effectiveness of the registration statement, please arrange for FINRA to call us or provide us with a letter indicating that FINRA has cleared your underwriter's compensation.

4. Provide the staff with a detailed legal analysis as to the applicability of Securities Act Rule 419 to this offering.

Registration Statement Cover Page

5. Please revise to indicate that you are a non-accelerated filer, as you have indicated in the "Emerging Growth Company" discussion on page 9.

Prospectus Cover Page

6. Please limit the cover page to one page dealing with the most important aspects of the transaction. You may reference other portions of the prospectus for more detailed information. Refer to Item 501 of Regulation S-K.

7. Please revise the heading to disclose the number of units being offered. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

8. Revise the second paragraph and the Plan of Distribution section to delete any reference to changing the offering price or provide the staff with a legal analysis that would allow the offering price to be changed during the initial distribution.

9. Revise the second paragraph and throughout the Prospectus to consistently use either the term Dividend reinvestment or Distribution reinvestment and clarify that you are not offering those units until after the minimum offering proceeds have been received.

10. Revise to disclose whether any purchases by related parties and affiliates may be used to meet the minimum offering requirement.

Table of Contents

11.   The table of contents should appear on either the inside front or outside back cover page of the prospectus. Please revise accordingly. Refer to Item 502(a) of Regulation S-K.

Prospectus Summary

Our Advisor, Our Sponsor, Our Dealer Manager, pages 5 – 6

12.   Revise to briefly disclose any and all fees and other compensation arrangements with the Registrant and add a cross-reference to the more complete disclosure located elsewhere in the filing. In addition, disclose if any of the Advisor, Sponsor, Dealer Manager or their employees, affiliates or related parties may receive any fees, commissions, or other remuneration related to the Registrant's purchase, sale or holding of any investments.

Our Expense Summary, page 12

13.   Noting that all of your investments may be in illiquid assets, revise to add disclosure regarding the "net asset value" to clearly explain how that will be determined, e.g., third party appraisals, management's estimates, etc. Add a cross-reference to the more complete disclosure under "Valuations" on page 34.

Questions and Answers

How will investments be made?, page 17

14.   Revise to disclose if any sub-advisors have been selected and if so, name them. In addition, revise to disclose if any sub-advisor may be related to or an affiliate of the Advisor, Sponsor or any employee, affiliate or related party of these entities.

Business

Overview, page 20

15.   Please revise to provide more detailed and specific disclosure regarding the "industry-standard metrics, including the Impact Reporting and Investment Standards" by which you intend to measure the impact of your investments.

Our Advisor, page 20

16.   Please state your basis for the statements on page 21 that the Advisor has "global macro expertise" and that Gloria Nelund has been a "pioneer in the development of Social Impact products". Otherwise, please eliminate this type of language unless you are able

to provide an adequate factual basis or characterize the statement as a belief or opinion of the Company.

Market Opportunity, page 23

17.   We note that you reference sources for statements in this section and elsewhere in the prospectus, such as McKinsey & Company, risklab, the International Chamber of Commerce, the International Finance Corporation, the IMF, World Bank, Small Enterprise Assistance Funds, and the OECD. Please tell us whether these reports are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Investment Strategy, page 28

18.   You disclose in the fourth paragraph on page 31 that you will target businesses that have demonstrated, among other things, revenue, earnings and cash flow growth. Please revise to disclose any quantitative measures you have established with respect to these metrics and any other investment parameters material to an investor's understanding of your investment strategy.

Origination, page 32

19.   We note your disclosure that your sub-advisors have "extensive local networks". Please revise to discuss these networks in greater detail and provide examples, as appropriate.

Evaluation – ESG Screening, page 33

20.   Please revise to provide more detailed and specific disclosure regarding the "certain types of businesses" that the ESG screen prohibits pursuant to the Exclusion List published by the IFC. Please also discuss whether the exclusion of such investment opportunities will adversely affect the potential returns from your investments.

Evaluation – Impact Screening, page 33

21.   Please revise to quantify any targets that you have established for your core impact metrics. As warranted and to the extent feasible, include figures for job creation, revenue growth, profitability, and the like.

Risk Factors, page 39

General

22.   The risk factor discussion must immediately follow the summary section. Please revise accordingly. Refer to Item 503(c) of Regulation S-K.

23.   The preamble suggests that you may be subject to risks not specifically identified in this section. Revise to indicate that you have disclosed all material risks that may impact an investment in your units.

24.   Please avoid making statements such as "we cannot guarantee" or "we cannot assure" that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any guarantee or assurance.

Risks Relating to Investing in the Offering

We are a new company and have no operating history . . . , page 39

25.   You state that you are subject to "all of the business risks and uncertainties" associated with a new business. Please revise to describe such risks and uncertainties in greater detail.

Risks Relating to our Business and Structure

General, page 43

26.   Please consider whether the due diligence conducted by the sub-advisors will reveal all material risks of the businesses in which you invest and the need to include a risk factor discussing the same.

Changes in laws or regulations governing our operations, . . . , page 46

27.   Please tell us, with a view towards revised disclosure, whether you are aware of any legislative or administrative proposals that have been introduced or passed in recent years, whether domestically or within the foreign jurisdictions in which you may conduct business, that could adversely impact your results of operations and financial condition.

Risks Related to Potential Conflicts of Interest

We may compete with other Sponsor affiliated entities . . . , page 49

28.   Revise to describe in greater detail the "certain" types of investments for which you may compete with other Sponsor affiliated entities to originate or acquire and provide examples, as appropriate.

Advisory and Sub-advisory Agreements

The Advisory Agreement, page 71

29.   Please provide a brief description of the interests of the following managers and
        executive officers of the Company in the Advisory Agreement by reason of their
        affiliation with the Advisor:

        • Gloria Nelund, the Chairman and Chief Executive Officer;

        • Mark Torline, the President, Chief Operating Officer and Manager; and

        • Paul Sanford, the Chief Investment Officer.

        Refer to Item 404 of Regulation S-K.

Plan of Distribution, page 97

30.   Please revise to disclose the rate at which the subscription payments held in escrow will
        accrue interest.

Offering Prospectus Back Cover Page

31.   Please advise dealers of their prospectus delivery obligation, as required by Item 502(b)
        of Regulation S-K.

Part II. Information Not Required in Prospectus

General

32.   Please revise so that the item numbers in Part II are consistent with the current version of
        Form S-1 contained on the Commission's website.

Item 16. Exhibits

33.   We note that you have yet to file a number of exhibits, including the legality and tax
        opinions. Please file these exhibits as soon as possible so that we have adequate time to
        review them. As a related matter, please note that you will need to file a signed legality
        opinion and tax opinion, rather than forms of these opinions, as currently indicated in the
        exhibits table.

34.   Please file the following as exhibits with your next amendment:

        • certificate of formation of TriLinc Global Impact Fund, LLC;

- Distribution Reinvestment Plan;

- consent of the independent accountant; and

- power of attorney.

Refer to Item 601 of Regulation S-K.

Item 17. Undertakings

35.   Please revise to include the undertaking in paragraphs (f) and (h) of Item 512 of
        Regulation S-K.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in text searchable PDF files using the secure
e-mail system we describe on our website at
http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about
your submission. If you did not have one when you submitted your confidential draft
registration statement, we assigned one to you. You will need your CIK number to make your
initial filing on EDGAR and you must take a number of steps to prepare for that filing.
Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at
http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we
  generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR
  system. If you already had a CIK number when you submitted your confidential draft,
  we used that number and you should confirm that you have your access codes available
  for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that
  you complete the process to obtain them well in advance of your targeted filing date.
  Please call the Division's Filer Support team at 202-551-8900 (choose option number
  four) if you have questions about this process. If you do call, please make sure to tell us
  that we have already assigned a CIK number to your company and have that number
  available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or me at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant